FOR IMMEDIATE RELEASE


EARNINGS RELEASE


                           STATS LOWERS FOURTH QUARTER
                        REVENUE AND EARNINGS EXPECTATIONS

     SINGAPORE -- DECEMBER 22, 2000 -- ST Assembly Test Services Ltd
(Nasdaq: STTS and SGX: ST Assembly) announced that it now expects fourth quarter revenues to be flat compared to third quarter revenues of US$90.5 million, with diluted earnings per ADS of about $0.06 to $0.07. The revised expectation for revenues represents a reduction from the prior guidance of 8% to 10% sequential revenue growth.

     Said Tan Bock Seng, Chairman and Chief Executive Officer "In recent weeks, like many semiconductor companies, we are seeing a downward revision of demand from our customers. The softening of demand is due primarily to weaknesses in end markets for personal computers and wireless handsets. We expect this downward revision in demand to persist into the first quarter of next year. Based on current visibility, we expect first quarter revenues to be down sequentially from this quarter.

     Our long-term outlook for our business however remains positive driven by growing outsourcing by integrated device manufacturers and fabless semiconductor companies, and our strong position in mixed signal testing and advanced packaging serving communications customers. Despite the weakness in the fourth quarter, we expect to finish fiscal full-year 2000 with record revenue and earnings growth in excess of 60% and 1,000% respectively over 1999."

     The company will host a conference call on Thursday, December 21 at 4:00 PM PST (or Friday, December 22 at 8:00 AM Singapore time) to discuss this business update as well as its view on business prospects for 2001. The call may be accessed by calling (719) 457-2654 or U.S. toll-free number (888) 208-1812 and referencing confirmation code 461772. The call will be available for replay at 4:30PM PST and may be accessed by calling (719) 457-0820 and referencing the same confirmation code of 461772. The company will also webcast the conference call live at http://www.stats.com.sg/investor relations or http://www.statsus.com/investor relations. Our fiscal Q4 earnings release date is currently scheduled for January 30, 2001, U.S. time.

 ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

     ST Assembly Test Services Ltd ("STATS" -- NNM: STTS and SGX: ST Assembly) is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000. Further information is available at www.stats.com.sg or www.statsus.com.

     Certain of the statements in this press release including statements of our future revenues, net income, other operating results and the outlook for the semiconductor industry are forward-looking statements that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include: general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described from time-to-time in the Company's SEC filings, including its annual report on Form 20-F dated March 30, 2000. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.


MEDIA CONTACTS:

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
Lim Beng See                                 Lisa Lavin
Director, Corporate Communications           Manager, Marketing
Tel: (65) 7511111, Fax: (65) 7555431         Tel: (208) 9384557, Fax: (208) 6726132
email: limbs@stats.st.com.sg                 email: lavinl@statsus.com

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INVESTOR CONTACTS:

Drew Davies                                  Elaine Ang
Director, Investor Relations                 Manager, Investor Relations
Tel: (408) 941 3021, Fax: (408) 941 3014     Tel: (65) 751 1738, Fax: (65) 755 1585
email: daviesd@statsus.com                   email: angelaine@stats.st.com.sg
